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                                  EXHIBIT 99.2

                              Officers' Certificate
                   Annual Statement of Compliance Certificate
         pursuant to Section 3.10(a) of the Sale and Servicing Agreement
                                   relating to
                  the Trusts per the attached list (Exhibit I)

         The undersigned, the President of Arcadia Financial Ltd. ("AFL"), pursuant to Section 3.10(a) of the Sale and Servicing Agreements, (the "Sale and Servicing Agreements"), by and among the Trusts per the attached list (the "Trusts"), as issuer, Arcadia Receivables Finance Corp. ("ARFC"), as seller, AFL in its individual capacity and as servicer, and Norwest Bank Minnesota, National Associates, as backup servicer, hereby certifies on behalf of the Servicer that:

          1. A review of the Servicer's activities and performance under the Sale and Servicing Agreements during the fiscal year ended December 31, 2002, has been made under my supervision; and

         2. To the best of my knowledge based on such review, except as specified on the attached Annex, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreements during the aforementioned period.

         Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Sale and Servicing Agreements.

         IN WITNESS WHEREOF, the undersigned has signed his name.

Dated:   March 27, 2003

                                                ARCADIA FINANCIAL LTD.


                                                By:  /s/ Jerry W. Bayless
                                                         Jerry W. Bayless
                                                         President


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                                    EXHIBIT I

Arcadia Automobile Receivables Trust, 1998-B
Arcadia Automobile Receivables Trust, 1998-C
Arcadia Automobile Receivables Trust, 1998-D
Arcadia Automobile Receivables Trust, 1998-E
Arcadia Automobile Receivables Trust, 1999-A
Arcadia Automobile Receivables Trust, 1999-B
Arcadia Automobile Receivables Trust, 1999-C
(the "Trusts")



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                                    ANNEX
                          To Officer's Certificatec

Arcadia Financial Limited has completed a review of its servicing procedures as Servicer for the portfolios securitized under the following Trusts as of December 31, 2002:

1998 - B*, 1998 - C, 1998 - D, 1998 - E, 1999 - A, 1999 - B and 1999 - C.

The Servicer's servicing procedures were the same for its securitized portfolios and its owned portfolios. The reviewed procedures are in compliance with the Sale and Servicing Agreements ("Agreements") entered into with the Trusts, except as stated below. Except as specified below, the dollar amounts and percentages set forth are on an aggregate basis and are as of December 31, 2002.

    1. During 2002, delinquencies on bankrupt accounts were underreported by approximately $22.4 million, or 4.1% of outstanding receivables (ranging from 3.7% to 5.2% for each of the Trusts), and liquidations of approximately $14.2 million, or 2.6% of outstanding receivables (ranging from 2.2% to 3.8% for each of the Trusts), were delayed. Commencing in February 2003, the Servicer has changed its policy on aging of bankrupt accounts and related reporting. Consequently, the Servicer will charge-off $14.2 million by the end of April 2003. In addition, liquidations are expected to increase as the bankrupt accounts age prospectively.

    2. During 2002, the Servicer granted payment deferrals on non-bankrupt accounts, which exceeded the permissible parameters under the Agreements. The Agreements allow, in part, payment deferrals during a monthly period of up to 2% of the average of the beginning aggregate principal balance of receivables for such monthly period and the three prior monthly periods. For 2002, the Servicer granted payment deferrals averaging 2.4% of the aggregate principal balance of receivables. This resulted in excess deferrals on $41 million of receivables during the course of the year. Although the Servicer believes the deferrals were in the best interest of the Trusts because its actions have resulted in greater cash flows to the Trusts, the Servicer is modifying its servicing to comply with the Agreements.

    3. There is a discrepancy between the treatment of partial payments in the Servicer's system and the requirements of the Agreements. For purposes of reporting delinquencies, the Servicer's system treats a payment of 90% or more as a full payment, whereas, the Agreements do not provide for such treatment. As a result, the Servicer's delinquency reports did not reflect such loans as delinquent and certain liquidations were delayed. This discrepancy affected approximately $18.2 million in principal balances for all the Trusts (less than $5.0 million for any single Trust). The amount of receivables due for liquidation as of December 31, 2002 amounted to approximately $1.3 million, which will be charged-off in April 2003. The Servicer is exploring alternative remedies to ensure compliance with the Agreements.

    4. During 2002, the Servicer's policy allowed the obligor, in certain instances of total physical damage to the vehicle, to substitute another vehicle as collateral for the loan. Such substitution is not permitted under the Agreements. As required by the Agreements, the Servicer will, by April 2003, repurchase (at par plus accrued and unpaid interest) the related balances of approximately $5.9 million, or 1.1% of the outstanding receivables, and will not allow future substitutions.

    5. During 2002, bankruptcy cram-down losses of $1.1 million, or 0.2% of the outstanding receivables, taken on loans that as required under the Agreements were included in bankruptcy proceedings were reversed when the bankruptcy proceedings were dismissed. The reversals reinstated the loan principal to reflect the obligor's legal obligation, and were posted to the Trusts as recoveries. These reversals are not permitted in the Agreements. The Servicer will reinstate the cram-downs in April 2003 and will not allow these reversals in the future.

    6. Certain loans did not have liens perfected within 180 days after closing date of the securitization as required under the Agreements. These loans total approximately $ 0.4 million or 0.1% of the outstanding receivables and will be repurchased (at par plus accrued and unpaid interest) from the Trusts in April 2003 as required under the Agreements.

    7. The Servicer does not monitor the status of obligor-maintained insurance on the financed vehicles as required under the Agreements. The Servicer has, however, complied with its contractual obligation under the Agreements to indemnify the Trusts for losses resulting from the obligor's failure to maintain insurance and will continue to do so.

    8. Monthly Servicer reports did not separately state the amounts of repurchased, liquidated or paid in full receivables. The data will be included beginning with the March 2003 reports.



* Note: The Servicer exercised an optional termination of this Trust in January 2003.